SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

                                                  PLIM4: R$ 0.38/share (Bovespa)
                                    NETC: US$ 1.28/ADR (1ADR=10 shares - Nasdaq)
                                             XNET: EUR$ 1.19/10 shares (Latibex)
                                           Total number of shares: 2,028,855,530
                                                  Market Value: R$ 770.7 million
                                                         Closing price: 05/13/03

          Net Serviços Announces First Quarter 2003 Financial Results

São Paulo, May 13th, 2003 – Net Serviços de Comunicação  S.A.,  (Bovespa:  PLIM4
and PLIM3;  Nasdaq:  NETC;  Latibex:  XNET),  the largest  Pay-TV  multi-service operator in Latin America,  an important  provider of  bi-directional  broadband
Internet  access  (Vírtua) and  multimedia and data  communication  services for corporate  networks,  today announced its earnings results for the first quarter of 2003 (1Q03).

The  following  financial  and  operating  information,  except where  otherwise stated, are presented in U.S. GAAP and on a consolidated basis.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated Financial Highlights	1Q03	4Q02	Var.(%)	1Q02	Var.(%)
(US$ million)			1Q03x4Q02		1Q03x1Q02
Net Revenues	82.6	78.9	4.7%	120.1	(31.1%)
EBITDA	19.4	(8.0)	n.a.	31.4	(42.0%)
EBITDA Margin	23.5%	n.a.		26.1%
Net Profit (Loss)	(12.0)	(78.4)	(84.7%)	(391.4)	(96.9%)
Net Debt	308.1	308.2	(0.0%)	651.1	(52.7%)
Operating Highlights
Pay TV subscriber base (thousands)
- Connected Subscribers	1,318.9	1,330.4	(0.9%)	1,422.2	(7.3%)
- Temporarily Blocked (a)	17,0	7.1	139.4%	23.6	(28.0%)
- Active subscribers	1,301.9	1,323.3	(1.6%)	1,398.6	(6.9%)
Churn Rate (Annualized)	14.8%	13.8%		20.9%
Pay-TV ARPU (US$ /subscriber) (b)	23.53	21.98	7.1%	31.11	(24.4%)
Broadband subscribers base
- Net Sales	60,247	57,858	4.1%	55,059	9.4%
- Active	58,059	55,677	4.3%	50,922	14.0%
Vírtua Subscribers/Pay TV subscriber base	4.5%	4.2%	-	3.6%	-
Vírtua Subs./ Bi-directional Subscribers Base(c)	13.6%	12.9%	-	11.4%	-
Broadband ARPU (US$ /subscriber) (c)	18.62	17.71	5.1%	23.96	(22.3%)
Total Corporate Network Stations	4,063	4,117	(1.3%)	3,315	22.6%
- Company-owned	1,307	1,301	0.5%	1,226	6.6%
- Third Party	2,756	2,816	(2.1%)	2,089	31.9%
Number of employees	3,003	3,152	(4.7%)	4,487	(33.1%)
(a)  Temporarily  blocked  subscribers,  but still  connected,  likely to resume payment.
(b)  Monthly Pay TV Gross revenues  (excluding sign-on and hook-up revenues) per average active subscribers in the period.
(c)  Monthly Broadband Gross revenues  (excluding  sign-on and hook-up revenues)
     per average connected subscribers in the period.

Average exchange rate decreased from R$ 3.68/US$in 4Q02 to R$ 3.50/US$ in 1Q03, resulting in an appreciation of 4.8%.

________________________________________________________________________________
Contacts:       Marcio Minoru Miyakava                  Lu Yuan Fang
                +5511 5186-2811                         +5511 5186-2637
                minoru@netservicos.com.br               lfang@netservicos.com.br

End period  exchange rate decreased  from R$ 3.53/US$ in  4Q02 to R$ 3.35/US$ in
1Q03, resulting in an appreciation of 5.1%. This fact, which affected results in
US Dollars, will be referred to herein as the "Real appreciation".

•    Net revenues1  totaled US$ 82.6  million,  a 4.7% increase when compared to
     US$ 78.9 million in the previous quarter.  This increase is due to the real appreciation,  as well as to the readjustment in monthly fees of new Pay-TV subscribers and higher  broadband,  which were partially offset by the drop in the subscribers' base in the quarter.

•    EBITDA2 totaled US$ 19.4 million, compared to a negative US$ 8.0 million in
     4Q02,   (positive  US$  10.8  million   excluding  the   consolidation   of
     contingencies).  This  improvement is due to the  non-recurring  provisions recorded in 4Q02, which as explained in the 4Q02's earnings release,  would not affect future results, and the lower programming costs.

•    Operating  Income  (EBIT)  was  positive  in  US$ 4.7 million  in the  1Q03 compared to a negative result of US$ 21.6 million  recorded in the previous quarter.  Given the early stage of the Company's life cycle, this result is a positive indicator of the Company's operating viability.

•    Net Debt reached US$ 308.1 million in the quarter,  stable in comparison to
     US$ 308.2 million in 4Q02.

•    Net loss3 was  US$ 12.0 million  (US$ 0.01  loss per share),  less than the loss of US$ 78.4 million registered in 4Q02, as a result of improvements in
     EBIT and net financial expenses.

•    Pay-TV ARPU (Total Gross Revenues  excluding  Sign-on and hook-up  revenues divided by the average  number of  connected  subscribers)  increased  7.1%
     reaching  US$ 23.53 in 1Q03 from US$ 21.98 in the  previous  quarter.  This
     result  is  due  to  the   monthly   fees   readjustment   applied  to  new
     subscriptions.

•    Broadband  ARPU was US$  18.62  after US$  17.71 in 4Q02,  a 5.1%  increase mainly a result of an improvement in the subscribers mix.

OPERATING PERFORMANCE

PAY-TV

•    The Company is finalizing the review of its sales  processes and subscriber retention  actions,  and only resumed the advertisements of its products in the media,  including broadcast TV, in March. As a result of this campaign, sales increased 41% in March when compared to February sales. Although this positive  initial  reaction  indicates  that  sales can be  increased,  the
     Company still doesn't use its full sales capacity due to the aforementioned reason.  Therefore,  this increase was not sufficient to offset the loss of subscribers,  resulting in a 1.6% drop in the subscribers  base compared to
     the previous quarter, from 1,323.3 thousand to   thousand.

•    Sales of the higher  value-added  package - Advanced - and of the  Standard package were  responsible for 44% and 4% of 1Q03 sales,  respectively.  The share of Standard  selection in the  subscribers  mix decreased once again, from 10.1% to 9.8%, while the Advanced selection remained at 49.8%.

•    In  February,  we  launched  Net  Clube,  a loyalty  program  that  rewards subscribers  stimulating the use and acquisition of services offered by the
     Company.  The  program  is based on a  scorecard  on which  the  subscriber accumulates points that can be traded by NET products, such as pay-per-view events or a la carte channels.  The subscriber also participates in monthly raffles that award free  biannual and annual  Pay-TV  fees.  Moreover,  the subscriber also receives discounts in drugstores,  car rentals and assures, through an insurance  program,  free Pay-TV programming for three months in case of  unemployment  or  temporary  disability,  or for 24 months for the family  in case of  subscriber's  decease.  In the  first 90  days,  we had already received 1,349 applications for the program.

•    Annualized churn rate was 14.8% against 13.8% in 4Q02. Despite the increase compared  to the  previous  quarter,  churn rate  remains at an  acceptable level,  lower than  industry  average  rate.  The actions taken to increase customers'  loyalty and satisfaction,  such as the rollout of Net Clube and the  improvement  of the  retention  and  reversion  islands,  are the main reasons that maintained churn rate at this lower level.

•    From the total disconnections in 1Q03, voluntarily requested disconnections were 25%. The main reason for disconnections were moving to other cities or to areas  not  covered  by our  cable  network,  which  corresponds  to 43%
     compared  to 31% in the 4Q02.  Those  explained  by  financial  or personal reasons  dropped  from  28% in 4Q02 to 19% in this  quarter  and  partially reflect the lower uncertainty  regarding the economic scenario.  Only 3% of the  disconnections  were caused by migration to the  competition  - in the previous  quarter,  this number was 7% - reflecting the Company's  customer loyalty efforts.

•    As a result of its new format,  the 2003 Brazilian Soccer  Championship was extended and will now run  throughout  the entire year.  Consequently,  the
     Rio-São  Paulo  Tournament - an important  regional  championship  - didn't occur,  reducing soccer  pay-per-view  sales in 1Q03. Due to these changes, the regional  championships reached 34.7 thousand sales in the 1Q03, a drop of 46% in comparison to 65.0 thousand sold in the same period last year.

•    Due to this new format, the Brazilian Championship package is already being commercialized,  and 36 thousand sales were booked in only one month, which represent 40% of all sales booked last year.

BROADBAND

•    The active broadband base ended the quarter with 58.1 thousand subscribers, an increase of 4.3% compared to the previous  quarter.  The  penetration in the active Pay-TV  subscriber base increased to 4.5%, and, when considering only the subscriber base that has already activated  bi-directional access, the penetration also increased, reaching 13.6%.

•    Vírtua's annualized churn rate was 18.6% in 1Q03, fairly stable compared to
     4Q02.

•    Sales  of the 256 kbps  speed  and  above  contributed  with 82% of  total, compared to 96% in the last quarter.  This drop can be explained by the end of the promotion  made by Vírtua and some ISPs during  January,  which made cable modems  available  under a free lease  agreement to  subscribers  who acquired the product at a minimum speed of 256 kbps. However,  the model of different  hook-up fees,  which  stimulates sales of higher speed products, was maintained  through special  subsidies for cable modem according to the requested speed.

•    The return of media campaign also brought positive results to Vírtua, whose sales increased 40% in March when compared to February.

CALL CENTER PERFORMANCE

--------------------------------------------------------------------------------
Performance Indexes                      December-02           March-03
--------------------------------------------------------------------------------
                                          SP     RJ    POA     SP     RJ    POA
Average waiting time                     1'33   26"    45"    1'36  2'17"  1'59"
% of answered calls                      80%    92%    98%    67%    59%    78%
--------------------------------------------------------------------------------

•    According  to the table shown  above,  the  performance  of the call center deteriorated in March due to one-time problems that increased the number of calls in that period.  In April,  the performance  improved once again as a consequence  of some actions taken as, for example,  a new  agreement  made with  EDS to  adequate  the  number  of  representatives  available  to Net
     Serviços subscribers.

•    A specific island focused on attending  pay-per-view clients was created to improve the call center's efficiency. This island received more than 95% of the calls requesting the purchase of the Brazilian Championship.

CORPORATE NETWORKS

•    The number of corporate  network stations  remained stable in comparison to the previous quarter.  The number of third-party  stations dropped 2.1% and the number of company-owned stations increased by 0.5%, resulting in a 1.3%
     drop  on  total  corporate  network   stations,   totaling  4,063  stations
     installed.

CONSOLIDATED EARNINGS ANALYSIS

Gross Revenues Breakdown

                                    1Q03      4Q02      3Q02      2Q02      1Q02

Gross Revenues                      100%      100%      100%      100%      100%

Subscription                       86.6%     86.6%     86.1%     87.5%     84.9%

Hook-up                             1.6%      1.6%      1.5%      1.8%      2.3%

Pay Per View                        3.0%      2.8%      4.4%      2.0%      4.3%

Corporate Networks                  3.5%      3.9%      3.4%      3.8%      3.8%

Vírtua                              3.3%      3.1%      2.5%      2.8%      2.5%

Others*                             2.1%      1.9%      2.0%      2.1%      2.1%

*Includes,  among others,  revenues from Programming Guide, Technical Assistance and Rental of Network

•    Gross revenues  totaled US$ 101.2 million,  increasing 5.4% compared to US$
     96.0 million in the previous  quarter.  Gross revenues are comprised of the following:

1.   Pay-TV  subscription  revenues4 reached  US$ 87.6 million,  a 5.3% increase
     compared  to  the  previous   quarter.   The  Real   appreciation  and  the
     readjustment of monthly-fees of new subscribers  resulted in an improvement of the ARPU, mitigating the drop of the subscribers' base in the quarter.

2.   Average hook-up revenue reached US$ 51.39, a 14.2% increase compared to US$
     44.99 in the  previous  quarter.  The  increase in hook-up  revenues in the quarter was due to higher  deferred  sign-on and  hook-up  fees,  driven by lower direct selling costs.  This increase in revenues was partially offset by the drop in the Standard  Package  hook-up fee, which  decreased from R$
     240.00 to R$ 160.00 and is now in line with  hook-up  fees  charged for the other packages.

3.   Pay-Per-View  revenues  (PPV)  increased  9.8%  compared to 4Q02,  totaling
     US$ 3.0 million  against  US$ 2.7 million  in  the  previous  quarter.  The reality show "Big Brother Brasil 3", the Rio de Janeiro state Championship, the beginning of sales of the Brazilian  Championship in March and the Real appreciation  were responsible for this increase in pay-per-view  sales. On the other hand,  the change in the soccer  season  negatively  affected PPV revenues,  not allowing the Company to sell packages of the São Paulo state
     Championship and the Rio-São Paulo Tournament.

4.   Corporate networks revenues reached  US$ 3.6 million,  a 5.1% decrease when compared to US$ 3.8 million of the previous quarter. The end of the network implementation services in the previous quarter and the choice made by some
     clients  to  switch  from   satellite   technology   to  other  lower  cost
     technologies  offered by Vicom  were the main  reasons  for this  decrease, which was offset by the Real appreciation.

5.   Broadband  revenues5  increased to US$ 3.3 million in 1Q03, 11.6% above the
     US$ 3.0  million  in the  previous  quarter.  The  growth was driven by the higher  subscribers'  base, the improvement of the subscribers' mix and the
     Real appreciation.

•    Services and other taxes, including  cancellations and sales taxes, reached
     US$ 18.6 million,  an 8.3% increase when  compared to  US$ 17.1 million  in
     4Q02.  From  January  on, a new social tax with the  objective  of reducing poverty - Fundo de Combate a Pobreza  (FECP) - was  created by the state of
     Rio de Janeiro.  This tax has a 5% rate and is charged over sales, like the
     ICMS.

•    Therefore,  Net  Revenues in 1Q03 totaled  US$ 82.6 million  an increase of
     4.7% from the US$ 78.9 million presented in 4Q02.

                    Expenses as a Percentage of Net Revenues

                                        1Q03     4Q02     3Q02     2Q02     1Q02

Net Revenues                            100%     100%     100%     100%     100%

Direct Operating Expenses              57.0%    62.0%    59.8%    58.3%    54.9%

Programmers and Royalties              34.7%    38.7%    37.9%    35.4%    34.4%

Network Expenses                        7.3%     6.9%     6.2%     5.9%     5.4%

Customers Relations                     1.8%     2.3%     2.3%     3.3%     2.5%

Payroll and Benefits                    6.2%     6.3%     8.4%     8.6%     7.5%

Other costs                             7.0%     7.7%     5.0%     5.2%     5.0%

Selling, General and Admin.            19.5%    48.1%    18.8%    17.4%    19.0%

Selling                                 1.9%     1.1%     0.5%     0.8%     1.5%

General & Administrative               14.9%    15.9%    14.8%    13.6%    13.2%

Bad debt expense                        2.9%     2.9%     3.2%     2.6%     2.6%

Goodwill impairment                     0.0%     3.5%     0.0%     0.0%     0.0%

Other                                  -0.3%    24.7%     0.2%     0.5%     1.8%

EBITDA                                 23.5%   -10.1%    21.4%    24.3%    26.1%

•    Direct Operating  Expenses were  US$ 47.1 million  in 1Q03, 3.6% lower than the  US$ 48.9 million  registered in the previous quarter. The main reasons for such performance are the following:

1.   Programming and Royalties6  were  US$ 28.7 million  in the quarter,  a 6.0%
     drop compared to  US$ 30.5 million  in 4Q02.  This decrease was a result of lower PPV costs due to the new format  that  extended  the  duration of the
     Brazilian  Soccer  Championship;  lower  current  expenses  due to the  new agreement with programmers, already effective, which converted a great part of the  contracts to Reais in exchange  rates that were lower than the ones effective in that period; and the reduction in subscribers base.

2.   Network  Expenses  totaled  US$ 6.1 million,  an  11.7%  increase  over the
     US$ 5.4 million  registered in the previous quarter.  These higher expenses are a result of the Real  appreciation  and increase in pole rental fees in some operations of the Southern Region, partially offset by the decrease in installation components at Vicom.

3.   Customer   Relations  were   US$ 1.5 million   this  quarter   compared  to
     US$ 1.8 million  in  4Q02,  a 20.8%  decrease,  as a  consequence  of lower expenses related to the PPV sales campaign of the Brazilian Championship as the  expenses  related to the  creation  and editing of the  campaign  were recognized in 4Q02.

4.   Payroll and Benefits expenses totaled  US$ 5.1 million,  fairly stable when measured up to the previous quarter. The continuous efforts to optimize the activities in the Company were totally offset by the Real appreciation.

5.   Other Operating Expenses, including third-party services, decreased 5.3% to
     US$ 5.8 million  in 1Q03. The drop,  mainly due to the one-time  payment to
     EDS in 4Q02, was partially offset by the Real appreciation.

•    Selling,  General  and  Administrative  Expenses  (SG&A),  which  were  not
     affected  by  contingencies  this  quarter,  totaled  US$ 16.1 million,   a
     decrease of 57.6%  compared to  US$ 38.0 million  in the previous  quarter.
     This result is composed as follows:

1.   Selling Expenses totaled  US$ 1.6 million  compared to  US$ 0.9 million  in
     3Q02. This result is explained by the increase in third-party  services for active sales and the resuming of advertising campaigns in the media.

2.   General and Administrative  Expenses7 reached  US$ 12.3 million,  a drop of
     1.6%  compared  to  US$ 12.5 million  in  4Q02.  The main  reason  for this decrease was  non-recurring  additional  tax  assessments  in the cities of
     Recife, Porto Alegre and Rio de Janeiro, which totaled  US$ 0.7 million and were  provisioned  in 4Q02,  a  result  partially  compensated  by the Real appreciation

3.   Bad  Debt  Expenses  reached  US$ 2.4 million,  or  2.9%  of net  revenues, compared to US$ 2.3 million in the previous quarter, an increase due to the
     Real appreciation.

4.   Other SG&A expenses  were  positive  US$ 0.2 million  in the  quarter.  As mentioned in the 4Q02 earnings  release,  the provisions for  contingencies booked in that quarter were non-recurring and therefore,  do not affect the following quarters.

•    Consolidated  EBITDA in the quarter  totaled US$ 19.4 million,  compared to
     US$ 10.8 million in 4Q02,  excluding the  consolidation of contingencies in the amount of US$ 18.8 million.  The EBITDA8 breakdown by operating segment in 1Q03 and on a consolidated basis, is as follows:

1.   Pay-TV   EBITDA  in  the   quarter   was   US$ 17.6 million   compared   to
     US$ 9.1 million  in 4Q02, before the  consolidation of contingencies.  This better result is mainly a consequence  of lower  programming  costs and the
     Real appreciation.

2.   Broadband   EBITDA  rose  71.5%   reaching   US$ 1.4 million   compared  to
     US$ 0.8 million in 4Q02, mainly due to the increase of the subscribers base and lower bad debt expenses in the quarter.

3.   Corporate Networks EBITDA decreased to US$ 0.4 million from US$ 0.9 million in the  previous  quarter,  a decrease  of 57.6% due to lower  revenues  as previously explained.

4.   Compared to the same period last year,  EBITDA margin  decreased from 26.1%
     in 1Q02 to 23.5% in 1Q03. Programming expenses,  driven by the depreciation of the Real, and network maintenance expenses,  driven by higher costs from energy and pole  rentals,  increased  as a  percentage  of net revenues and negatively  affected the EBITDA  margin.  However,  this  decrease does not imply a  reduction  in the  Company's  medium  term  capacity  to  generate operational  margins,  since 1Q03  EBITDA was also  negatively  impacted by one-time expenses with third-party  consulting services hired to review the
     Company's sales processes and by the replacement of the CEO.

•    Depreciation and amortization expenses reached  US$ 14.2 million in 1Q03, a
     5.5%  increase  in relation to  US$ 13.4 million  recorded in the  previous quarter due to the Real appreciation.

•    Operating Income (EBIT) was positive  US$ 4.7 million  in the 1Q03 compared to a negative result of US$ 21.6 million  recorded in the previous quarter.
     This  improvement in EBIT is a consequence of lower  programming  costs and the absence of provisions for  contingencies in the quarter,  as previously
     discussed,   and  is  a  positive  indicator  of  the  Company's  operating viability.

                              Net Financial Result

US$ Thousand                   1Q03      4Q02        3Q02      2Q02        1Q02

Net Financial Result        (15,311)  (50,161)   (116,925) (117,411)    (30,197)

Monetary indexation, net        393       998     (12,246   (12,946)     (1,810)

Loss on exchange rate, net   10,137    17,320     (85,042)  (67,346)      1,052

Debt Financial expenses     (20,942)  (30,078)    (16,500)  (21,610)    (21,360)

Other Financial expenses     (7,601)  (42,694)    (12,214)  (20,668)     (9,708)

Financial income              2,703     4,293       9,077     5,159       1,629

Other (non operating)           170    (5,567)       (249)      153          54

•    Net financial expenses9 were US$ 15.3 million, compared to US$ 50.2 million in the previous quarter. These results were originated as follows:

1.   Monetary   indexation,    net   reached   US$ 0.4 million,    compared   to
     US$ 1.0 million registered in the previous quarter. This drop was caused by the lower Real appreciation in this quarter.

2.   Loss on exchange rate,  net10 was a gain of  US$ 10.1 million,  compared to
     US$ 17.3 million  in  4Q02.  This  result  is a  consequence  of  the  Real appreciation  in the quarter of 5.1% compared to an appreciation of 9.3% in
     4Q02.

3.   Debt  financial  expenses11  were  US$ 20.9 million,  a 30.4% decrease over expenses of  US$ 30.1 million  in the  previous  quarter.  The  decrease is related to provisions  recorded in 4Q02,  regarding  financial  obligations past due and unpaid.

4.   Other   financial   expenses   totaled    US$ 7.6 million,    compared   to
     US$ 42.7 million in the previous quarter. This decrease is basically due to the  constitution  of a one time IOF (tax on  financial  transactions)  tax provision in 4Q02.

5.   Financial income dropped to  US$ 2.7 million in relation to US$ 4.3 million in 4Q02. Due to the daily basis cash flow  reappraisal  and the higher need of working  capital,  the  Company  performed  its cash  management  giving priority to liquidity rather than profitability.

•    Income Tax and Social Contribution were US$ 0.3 million  lower than the US$
     0.4 million recorded in 4Q02, totaling US$ 0.1 million.

•    Net loss was US$ 12.0 million (US$ 0.01 loss per share), less than the loss of  US$ 78.4 million  (US$ 0.04  loss per share)  registered  in 4Q02, as a result of the aforementioned reasons.

DEBT, CAPITALIZATION AND CASH

                                                 1Q03         4Q02         1Q02

Short Term Debt                               330,302      323,749      254,729

Commercial loans (in US$)                      35,131       35,029       71,868
Commercial loans (in R$)                       31,926       30,216       18,364
Debentures 1998 (R$-denom.)                         -            -            -

Current portion of long-term debt             263,245      258,503      164,497
Senior Guaranteed Notes - 2004                 97,692       97,692            -
Net Sul Notes                                  72,300       72,300       32,000
International Finance Corporation              11,681       11,681       35,329
Eximbank                                        2,512        2,453        2,510
Zero-Coupon Guaranteed Notes                        -            -       45,711
Other long-term debt (US$)                        542          462        1,736
Convertible Debentures 1999 (R$-denom.)        12,745       11,444            -
Debentures 2001 (R$-denom.)                    58,197       55,229            -
BNDES (R$-denom.)                                   -            -       20,808
Leasing (R$-denom.)                               120          167          580
Future Flow Securitization(R$-denom.)               -            -       25,822
Other long-term debt (R$ - denom.)              7,456        7,076            -

Long Term Debt                                    137          219      410,309

Senior Guaranteed Notes - 2004                 97,692       97,692       97,692
Net Sul Notes                                  72,300       72,300       80,000
International Finance Corporation              11,681       11,681       47,011
Eximbank                                        2,512        2,453        4,300
Zero-Coupon Guaranteed Notes                        -            -       45,711
Other long-term debt (US$)                        677          674        2,240
Convertible Debentures 2006 (R$-denom.)        12,745       11,444      154,636
Debentures 2001 (R$-denom.)                    58,197       55,229       83,982
BNDES (R$-denom.)                                   -            -       21,882
Leasing (R$-denom.)                               123          175          772
Future Flow Securitization (R$-denom.)              -            -       25,822
Other long-term debt (R$ - denom.)              7,456        7,076       10,759

Current portion of long-term debt            (263,245)    (258,503)    (164,497)

Total Debt                                    330,438      323,968      665,037
Cash                                           22,358       15,755       13,908
Net Debt                                      308,080      308,213      651,130

US dollar-denominated debt                    219,992      219,828      348,821
                                                 66.6%        67.9%        52.5%
Brazilian real-denominated debt               110,446      104,140      316,217
                                                 33.4%        32.1%        47.5%

•    By the end of 1Q03,  the  company's  Total Debt was  US$ 330.4 million,  an increase of 2.0% compared to US$ 324.0 million in 4Q02.

•    Cash Position reached US$ 22.4 million in 1Q03 from US$ 15.8 million in the previous  quarter and Net Debt  reached  US$ 308.1 million  in the quarter, fairly stable when compared to US$ 308.2 million in 4Q02.

•    The company is still seeking a suitable capital  structure,  evaluating its cash  flows  on  a  daily  basis.  Therefore,  no  principal  and  interest amortizations  were made during the quarter and the whole  indebtedness was still assorted in the short-term by the end of 1Q03

•    Due  to  the  Real  appreciation  in  the  quarter  the  portion  of the US dollar-denominated  debt had a slight decrease and represented 67% of total debt - from 68% in the previous quarter.

•    Fines and interest on arrears were recorded at the balance sheet by the end of 1Q03.

                        Amortization over next 12 months

US$ Million                                      12 months   2Q03 3Q03 4Q03 1Q04
--------------------------------------------------------------------------------
US dollar-denominated debt                           219.9  219.5  0.1  0.1  0.1

- Syndicate - Net Sul Notes                           72.3   72.3  -    -    -
- International Finance Corporation - IFC             11.7   11.7  -    -    -
- Eximbank                                             2.5    2.5  -    -    -
- Zero-Coupon Guaranteed Notes                         -      -    -    -    -
- Trade Finance                                       18.1   18.1  -    -    -
- Commercial Loans (in US$)                           17.0   17.0  -    -    -
- Leasing                                              0.5    0.1  0.1  0.1  0.1

Brazilian real-denominated debt                      110.5  110.4  0.1  0.1  0.1

- BNDES                                                -      -    -    -    -
- Commercial Loans (in R$)                            39.4   39.4  -    -    -
- Leasing (in R$)                                      0.2    0.1  0.1  0.1  0.1
- Future Flow Securitization                           -      -    -    -    -

Total                                                330.4  329.8  0.2  0.2  0.2

•    The  depreciation  of the Real  negatively  affected the  financial  ratios presented in US GAAP.  Despite that,  Net  Debt/EBITDA  and  Debt/(EBITDA +
     Financial  Income)  ratios  presented  significant  improvement  due to the conclusion of the re-capitalization.

Financial ratios                                               1Q03         1Q02
--------------------------------------------------------------------------------
EBITDA / Interest Expenses                                     0.93         1.39

Net Debt / EBITDA (x4)                                         3.97         5.19

Debt / (EBITDA + Financial Income) (x4)                        3.74         5.04

EBITDA (x4) / Active Subscribers                             US$ 60       US$ 90

EBITDA (x4) / Number of Employees                        US$ 25,829   US$ 27,956

SUBSEQUENT EVENT

On 03/17/03, the Company presented to its creditors its business plan as well as an  analysis on the  adequate  capital  structure  and debt  re-equation  to the
Company.  The creditors  hired  PricewaterhouseCoopers  as their advisor for the analysis  of the  Company's  business  plan and cash  flow,  and  Pinheiro  Neto
Advogados to act as the their legal advisor in the renegotiation process.

The  debenture-holders  approved the designation of  PricewaterhouseCoopers  and
Pinheiro  Neto  Advogados  as their  financial  and legal  advisors  for the due diligence works and for the current negotiation.  However, the debenture holders appointed  Wald  Advogados  & Associados  and  KPMG as  their  advisors  in the negotiation of the proposal already  presented by the Company,  which will begin as soon as the due diligence process is concluded.

UPCOMING EVENTS

1.   Conference call - 1Q03 Financial Results

        Date: May 16th, 2003

     BR GAAP (Portuguese):
     10:30 am (US Eastern Time):     Telephone #:         (55 11) 4613-0501
                                     Replay #:            (55 11) 4613-0501
                                     Conference Call ID:  452 or Net Serviços

      Live webcast (audio only): www.netservicos.com

     US GAAP (English):
     12:00 pm (US Eastern Time):     Telephone #:        (+1 973) 935-8504
                                     Replay  #.          (+1 973) 341-3080
                                     Conference Call ID: 3934211 or Net Serviços

     Live webcast (audio only): www.netservicos.com

2.   Reporting Dates of Upcoming Results

     2Q03  ->  Date: 2nd/3rd week of August, 2003
     3Q03  ->  Date: 2nd/3rd week of November, 2003
     4Q03  ->  Date: 2nd/3rd week of March, 2004

--------------------------------------------------------------------------------
This release contains  forward-looking  statements  relating to the prospects of the business,  estimates for operating and financial results,  and those related to growth prospects of NET. These are merely projections and, as such, are based exclusively on the expectations of NET's management concerning the future of the business  and its  continued  access to capital to fund the  Company's  business plan.  Such  forward-looking  statements  depend,  substantially,  on changes in
market  conditions,   government   regulations,   competitive   pressures,   the
performance of the Brazilian  economy and the industry,  among other factors and risks disclosed in NET's filed disclosure documents and are, therefore,  subject to change without prior notice.
--------------------------------------------------------------------------------

OPERATING DATA

                                                          Homes
As of                           #of Nodes  #of Nodes     Passed   Connected   Penetration
March 31, 2003                    Total  Bidirectional    Cable   Subscribers

São Paulo                          966     428        2,276,684     422,728     18.6%
Bauru                               26       0           66,940       8,137     12.2%
Campinas                           128      66          184,959      38,824     21.0%
Campo Grande                        35       0           91,019      12,146     13.3%
Franca                              23       0           39,116       3,921     10.0%
Indaiatuba                          14       0           15,647       1,362      8.7%
Jundiaí                             41       0           68,154      14,614     21.4%
Piracicaba                          31       0           68,719      12,756     18.6%
Ribeirão Preto                      48       0          126,245      15,807     12.5%
Santos                              68      58          163,200      31,538     19.3%
São Carlos                          28       0           44,712       6,588     14.7%
São José do Rio Preto               30       0           75,141       9,067     12.1%
Sorocaba                            38      34           75,123      13,415     17.9%
        Region 1                 1,476     586        3,295,659     590,903     17.9%

Rio de Janeiro                     470     208        1,115,398     248,914     22.3%
Anápolis                            22       0           36,902       2,147      5.8%
Belo Horizonte                     217      69          496,810      94,388     19.0%
Brasília                           114      55          227,579      35,162     15.5%
Goiânia                             78       0          215,484      20,473      9.5%
Recife (MMDS)                        0       0                0      14,389       n/a
        Region 2                   901     332        2,092,173     415,473     19.9%

Arapongas                            0       0            8,163       1,266     15.5%
Bagé                                 1       0           10,484       2,141     20.4%
Bento Gonçalves                      0       0            6,961       2,353     33.8%
Blumenau (c/ BTV)                   24       0           38,196      20,970     54.9%
Caxias                               2       0           41,029      12,199     29.7%
Chapecó                              1       0           10,702       2,766     25.8%
Criciuma                             3       0           13,831       3,835     27.7%
Cruz Alta                            0       0            7,886       1,461     18.5%
Curitiba (cabo)                    131      48          251,274      50,211     20.0%
Curitiba (MMDS)                      0       0                0       1,290       n/a
Erechim                              1       0            6,452       1,950     30.2%
Farroupilha                          0       0            4,859         913     18.8%
Florianópolis                       54      30           76,204      25,457     33.4%
Joinville                           14       0           28,199       7,440     26.4%
Lajeado                              0       0            5,973       1,072     17.9%
Litoral                              4       0           17,710       6,671     37.7%
Londrina                             0       0           70,992      14,553     20.5%
Maringá                              8       0           43,991       6,000     13.6%
Novo Hamburgo                        1       0           22,919       5,811     25.4%
Passo Fundo                          1       0           19,232       4,640     24.1%
Pelotas                             39       0           56,354       6,381     11.3%
Porto Alegre (cabo)                171      80          306,061      93,738     30.6%
Porto Alegre (MMDS)                  0       0                0       5,073       n/a
Rio Grande                           1       0           24,986       4,694     18.8%
Santa Cruz                           1       0           13,905       2,555     18.4%
Santa Maria                          2       0           32,526       8,217     25.3%
Uruguaiana                           0       0            7,230       1,835     25.4%
        Region 3                   459     158        1,126,119     295,492     26.2%

Total                            2,836   1,076        6,513,951   1,301,868     20.0%

FINANCIAL STATEMENTS                                                                         (non-audited)

Net Serviços de Comunicação S.A.
Income Statement                                                  1Q03              4Q02              1Q02
US GAAP - (in US$ thousands)

Revenues
Subscriptions                                                   87,585            83,189           122,715

Sign-on and hookup revenue, net                                  1,640             1,556             3,306
Gross sign-on and hookup fee revenue                             1,490             1,548             2,874
Deferred sign-on and hookup fee revenue,net                        149                 7               432

Corporate Networks                                               3,557             3,750             5,546

Other services                                                   8,383             7,520            12,889
PPV                                                              2,988             2,722             6,222
Vírtua                                                           3,298             2,955             3,674
Others                                                           2,097             1,843             2,992

Gross Revenues                                                 101,165            96,014           144,456

Services and other taxes                                       (18,576)          (17,146)          (24,326)

Net Revenues                                                    82,589            78,868           120,131

                                                                                            --------------
Direct Operating Expenses                                      (47,097)          (48,881)          (65,908)
Programming &Royalties                                        (28,695)          (30,518)          (41,270)
Network Expenses                                                (6,059)           (5,424)           (6,469)
Customers Relations                                             (1,461)           (1,845)           (3,061)
Payroll and Benefits                                            (5,111)           (5,001)           (9,068)
Other Costs                                                     (5,772)           (6,094)           (6,040)

Selling, General and Administrative Expenses                   (16,101)          (37,965)          (22,863)
Selling                                                         (1,596)             (880)           (1,793)
General &administrative                                       (12,331)          (12,527)          (15,846)
Bad Debt Expenses                                               (2,410)           (2,291)           (3,078)
Goodwill impairment                                                  0            (2,773)               --
Other income/(expense), net                                        237           (19,495)           (2,146)

Depreciation and Amortization                                  (14,184)          (13,444)          (24,588)
Depreciation                                                   (13,493)          (12,900)          (22,047)
Amortization                                                      (690)             (544)           (2,541)

Unusual charges                                                      0                (0)                0

Loss on write-down of equipment, net                              (487)             (131)              (63)

                                                                                            --------------
Operating Income/(Loss)                                          4,720           (21,554)            6,708

Non-operating Expenses
Monetary indexation, net                                           393               998            (1,810)
Loss on exchange rate, net                                      10,137            17,320             1,052
Financial expenses                                             (28,543)          (72,772)          (31,068)
Debt Financial expenses                                        (20,942)          (30,078)          (21,360)
Other Financial expenses                                        (7,601)          (42,694)           (9,708)
Financial income                                                 2,703             4,293             1,629
Other (non-operating)                                              170            (5,567)               54
                                                                                            --------------
      Income/(loss) bef. tax, investees, min. ints.            (10,421)          (77,282)          (23,435)
Income tax benefit, net                                           (134)             (420)             (429)
                                                                                            --------------
Income/(loss) bef. invest(10,556). ints.                       (77,702)          (23,864)
Cumulative effect of accouting change                                0                 0          (367,733)
Equity in earnings                                              (1,437)             (660)              211
Minority interests                                                   0                 0                 0
                                                                                            --------------
Net Income/(Loss)                                              (11,993)          (78,361)         (391,386)

Loss per share                                                  ($0.01)           ($0.04)           ($1.39)
Number of shares *                                       2,028,855,530     2,028,855,530       281,125,286

EBITDA                                                          19,391            (7,978)           31,359

Net Serviços de Comunicação S.A.
Consolidated Balance Sheet                             1Q03                   4Q02                   1Q02
US GAAP - (in US$ thousands)                                       %                      %                      %
Assets
Cash &cash equivalents                              22,358        3.2%     15,755        2.4%     13,908        1.3%
Accounts receivable                                  45,336        6.5%     41,528        6.3%     58,752        5.6%
Advances to suppliers                                     0        0.0%          0        0.0%          0        0.0%
Advances to employees                                   632        0.1%        470        0.1%        470        0.0%
Other                                                   882        0.1%      1,214        0.2%      3,987        0.4%
Provision for doubtful accounts                     (13,079)      -1.9%    (11,916)      -1.8%    (12,106)      -1.2%
Net accounts receivables                             33,771        4.9%     31,296        4.7%     51,103        4.9%
Income tax recoverable                                2,581        0.4%      2,389        0.4%      6,888        0.7%
Deferred income tax                                       0        0.0%          0        0.0%          0        0.0%
Prepaid expenses and other current assets             6,358        0.9%      3,109        0.5%      6,917        0.7%
Total current assets                                 65,069        9.4%     52,550        8.0%     78,815        7.5%
Deferred income tax                                     650        0.1%        454        0.1%      4,974        0.5%
Due from related companies                              122        0.0%         14        0.0%        555        0.1%
Investments and advances to investees                 1,071        0.2%        857        0.1%      3,521        0.3%
Cable network                                       699,146      100.8%    667,102      101.0%  1,005,070       96.0%
Land, buildings, improvem. fix. fit, &instal.       18,580        2.7%     17,538        2.7%     26,365        2.5%
Vehicles                                              2,166        0.3%      1,981        0.3%      3,145        0.3%
Data processing equip. and others                   123,205       17.8%    112,836       17.1%    166,449       15.9%
Cable construction materials                         39,780        5.7%     37,641        5.7%     67,773        6.5%
Accumulated depreciation                           (527,229)     -76.0%   (487,185)     -73.8%   (691,836)     -66.1%
Net property and equipment                          355,647       51.3%    349,913       53.0%    576,966       55.1%
Goodwill on acquisition of subsidiaries             232,955       33.6%    221,687       33.6%    335,114       32.0%
Other assets                                         38,323        5.5%     34,947        5.3%     46,883        4.5%
Long-term assets                                    628,769       90.6%    607,872       92.0%    968,013       92.5%
Total assets                                        693,837      100.0%    660,422      100.0%  1,046,828      100.0%
                                                                                                             -----
Liabilities and Stockholders' Equity
Accounts payable to suppliers and programmers        80,966       11.7%     76,845       11.6%     99,547        9.5%
Income taxes payable                                    380        0.1%        201        0.0%        471        0.0%
Short-term debt                                      67,056        9.7%     65,245        9.9%     90,232        8.6%
Due to related companies                                  0        0.0%          0        0.0%          1        0.0%
Current portion of long-term debt                   263,245       37.9%    258,503       39.1%    164,497       15.7%
Other payables and accruals                         103,656       14.9%     81,696       12.4%     82,994        7.9%
Current Liabilities                                 515,304       74.3%    482,491       73.1%    437,741       41.8%
Long-term debt                                          137        0.0%        219        0.0%    410,309       39.2%
Due to related companies                              2,050        0.3%      2,113        0.3%      8,678        0.8%
Deferred sign-on and hookup fee revenue              20,899        3.0%     19,980        3.0%     29,399        2.8%
Taxes and other payables and accruals                 6,721        1.0%      7,103        1.1%     23,522        2.2%
Long-term liabilities                                29,807        4.3%     29,415        4.5%    471,908       45.1%
Minority interests in subsidiaries                      125        0.0%        119        0.0%        157        0.0%
Commitments and contigencies                        123,063       17.7%    112,148       17.0%     66,931        6.4%
Capital Advances                                          0        0.0%          0        0.0%    134,588       12.9%
Capital stock - preffered and common shares       2,315,214      333.7%  2,315,374      350.6%  1,922,841      183.7%
Accumulatec deficit                              (2,058,623)    -296.7% (2,046,630)    -309.9% (1,737,010)    -165.9%
Cumulative translation adjustment                  (231,214)     -33.3%   (232,494)     -35.2%   (250,329)     -23.9%
Shareholders' equity                                 25,537        3.7%     36,250        5.5%    (64,498)      -6.2%
Total Liabilities and Shareholders' Equity          693,837      100.0%    660,423      100.0%  1,046,828      100.0%
                                                                                                             -----

Consolidated Statement of Cash Flows                                1Q03       4Q02
Cash and cash equivalents, beginning of the period                15,755     29,382

Loss for the period                                              (11,993)   (78,361)
Non-cash items
Deferred sign-on and hook-up fee revenue                             715        889
Amortization of deferred revenues                                   (865)      (896)
Equity in results of investees                                     1,437        660
Exchange losses, net                                              (8,040)   (24,966)
Interest on loans, net                                            18,235     20,967
Depreciation and amortization                                     14,184     13,444
Goodwill impairment                                                    0      2,773
Deferred income tax                                                 (165)       (61)
Loss on sale of assets                                                 0        161
Cash after non-cash items                                         13,508    (65,391)
Decrease (Increase) in assets and liabilities
Accounts receivable                                               (1,518)     5,637
Income tax recoverable                                                31        528
Prepaid expenses                                                  (2,717)     2,576
other assets                                                      (1,328)    (1,489)
Accounts payable to suppliers and programmers                     (2,433)     5,260
Income taxes payable                                                 162        481
Sales taxes                                                       (2,195)    (1,722)
Payroll and related charges                                          718     (2,325)
Other payables and accruals                                        1,478      5,243
Contingences                                                       2,023     54,503
Net cash provided by operating activities                         (5,779)    68,691
Cash flow from investing activities
Acquisition from investments and advances to related companies      (124)     2,058
Acquistion of property and equipment                              (3,701)    (6,149)
Proceeds from the sale of equipment                                2,053      4,049
Net cash acquired from acquisition Subsidiary                          0        196
Net cash provided by investing activities                         (1,772)       154
Cash flow from financing activities
Change in overdraft facilities                                         0       (649)
Short term debt issuance                                              37        157
Short term debt repayment                                            (86)      (282)
Repayment of long term debt                                            0    (18,483)
Related party loan issuances                                           2          5
Related party loan repayments                                         (6)       (24)
Net cash after financing activities                                  (53)   (19,276)

Effect of exchange rate changes on cash                              699      2,194

Change in cash and cash equivalentes                               6,603    (13,627)

Cash and cash equivalents, end of the period                      22,358     15,755
                                                                            -------

US $ thousand                              Pay-TV                            Broadband                  Corporate Networks                          Total
                                1Q03        4Q02         1Q02       1Q03       4Q02       1Q02       1Q03       4Q02       1Q02         1Q03        4Q02         1Q02
Gross Revenues                94,309      89,309      135,236      3,298      2,955      3,674      3,557      3,750      5,546      101,165      96,014      144,456
subscriptions                 87,585      83,189      122,715      3,083      2,654      3,598          -          -          -       90,668      85,842      126,314
hookup fee                     1,640       1,556        3,306        121        130         66          -          -          -        1,761       1,686        3,371
others                         5,084       4,565        9,215         94        172         10      3,557      3,750      5,546        8,736       8,486       14,771
Services and other taxes     (17,709)    (16,439)     (22,876)      (516)      (320)      (853)      (351)      (387)      (597)     (18,576)    (17,146)     (24,326)
Net Revenue                   76,600      72,871      112,360      2,782      2,635      2,821      3,206      3,363      4,950       82,589      78,868      120,131
Direct Operating             (43,763)    (45,564)     (60,642)    (1,073)    (1,241)    (2,436)    (2,261)    (2,076)    (2,830)     (47,097)    (48,881)     (65,908)
Selling                       (1,290)       (529)      (1,049)      (129)       (82)      (511)      (177)      (269)      (233)      (1,596)       (880)      (1,793)
General and Administrative   (11,606)    (34,584)     (17,019)       (82)       (27)      (364)      (407)      (184)      (609)     (12,095)    (34,795)     (17,992)
Bad Debt                      (2,293)     (1,829)      (3,065)      (117)      (479)       (13)        (0)        18          -       (2,410)     (2,291)      (3,078)

EBITDA                        17,648      (9,635)      30,585      1,382        806       (503)       361        851      1,277       19,391      (7,978)      31,359

% of Net Revenues
Net Revenue                    100.0%      100.0%       100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%       100.0%      100.0%       100.0%
Direct Operating              -57.1%      -62.5%       -54.0%     -38.6%     -47.1%     -86.4%     -70.5%     -61.7%     -57.2%       -57.0%      -62.0%       -54.9%
Selling                        -1.7%       -0.7%        -0.9%      -4.6%      -3.1%     -18.1%      -5.5%      -8.0%      -4.7%        -1.9%       -1.1%        -1.5%
General and Administrative    -15.2%      -47.5%       -15.1%      -2.9%      -1.0%     -12.9%     -12.7%      -5.5%     -12.3%       -14.6%      -44.1%       -15.0%
Bad Debt                       -3.0%       -2.5%        -2.7%      -4.2%     -18.2%      -0.5%        0.0%       0.5%       0.0%       -2.9%       -2.9%        -2.6%

EBITDA Margin                   23.0%       n.a.         27.2%      49.7%      30.6%    -17.8%       11.3%      25.3%      25.8%        23.5%       n.a.         26.1%

____________________________________
1.   BR GAAP:  Net Revenue was R$ 289.5  million,  fairly stable  compared to R$
     290.8 million in 4Q02.
2.   BR GAAP: EBITDA was R$ 67.5 million compared to negative R$ 20.5 million in
     4Q02.
3.   BR GAAP: Net loss in 1Q03 was R$ 76.5 million  compared to R$ 307.1 million in 4Q02.
4.   BR GAAP:  Pay-TV  subscription  revenues  reached R$ 307.7  million in 1Q03 compared  to  R$ 306.8  million  in  4Q02.
5.   BR GAAP:  Broadband revenues increased 6.5% from R$ 10.8 million in 4Q02 to
     R$ 11.5 million this quarter.
6.   BR GAAP Programming and Royalties decreased 10.7%, from R$ 112.9 million in
     4Q02 to R$ 100.7 million this quarter
7.   BR GAAP: General and  Administrative  expenses for the quarter were R$ 55.7 million compared to R$ 128.0 million in the previous quarter.
8.   As calculated by us, EBITDA  represents  the sum of: (a) net income (loss);
     (b) minority interests in results of consolidated subsidiaries;  (c) equity in earnings (i.e.,  companies in which we have between a 20% and 50% equity interest) net; (d) cumulative effect of accounting  change;  (e) income tax benefit (expense);  (f) other  non-operating  expenses,  net; (g) financial income; (h) financial expenses;  (i) monetary indexation,  net; (j) loss on exchange  rate,  net;  (k) loss on  write-down  of  equipment;  (l) unusual charges and  (m) depreciation  and amortization.  We present EBITDA in this press release because we believe EBITDA is a standard  financial  statistic commonly reported and widely used by analysts and other interested  parties in the pay-TV industry.  EBITDA should not be considered in isolation or as a  substitute  for  net  income  or  loss,  as an  indicator  of  operating performance  or as an  alternative  to cash flow as a measure of liquidity.
     EBITDA also does not represent funds available for dividends,  reinvestment or other discretionary uses. Because EBITDA is not determined in accordance with U.S. GAAP,  EBITDA as calculated  and reported by other  companies may not be comparable to EBITDA as calculated and reported by us.
9.   Net Financial  Result = Monetary  indexation,  net + Loss on exchange rate, net + Debt Financial Expenses + Other Financial Expenses + Financial Income
10.  BR GAAP: Gain on exchange rate, net was R$ 39.2 million compared to R$ 79.6 million in 3Q02.
11.  Financial expenses = Debt Financial Expenses + Other Financial Expenses

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2003

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.